SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM U-6B-2

Certificate of Notification

Certificate is filed by: Massachusetts Electric Company (the "Company")

This certificate is notice that the above-named Company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of the security or securities:

On December 8, 2004, the Company issued $40,000,000 of long-term tax exempt debt through the Massachusetts Development Finance Agency (the "Refunding Bonds") for the purpose of refinancing existing debt. The Refunding Bonds are structured as a multi-modal facility and were initially issued in commercial paper mode. The proceeds of the Refunding Bonds were used to refinance the following series of the Company's fixed rate tax-exempt long-term debt: $40,000,000 aggregate principal amount of the Massachusetts Industrial Finance Agency (as predecessor to the Massachusetts Development Finance Agency) 5 7/8% Pollution Control Revenue Refunding Bonds, 1993 Series (Eastern Edison Company Project), dated July 1, 1993 (the "Prior Bonds").

This transaction was undertaken in accordance with the Order of the Massachusetts Department of Telecommunications and Energy, Docket D.T.E. 04-51, dated August 20, 2004.

2. Issue, renewal or guaranty:

Issuance.

3. Principal amount of each security:

$40,000,000 Massachusetts Development Finance Agency Pollution Control Revenue Bonds (Massachusetts Electric Company Issue), Series 2004.

4. Rate of interest per annum of each security:

The Refunding Bonds were split into two tranches having different maturities and were initially marketed in the commercial paper mode. The initial interest rate for the Refunding Bonds is as set forth in the following table.

Series	Dated	Due	Initial Rate (%)
$20,000,000 Series 2004	December 8, 2004	August 1, 2008	1.75
$20,000,000 Series 2004	December 8, 2004	August 1, 2014	1.75

The Refunding Bonds may also bear interest in other modes at an auction rate, daily rate, weekly rate, term rate, or a fixed rate, in accordance with the procedures provided in the Loan and Trust Agreement.

5. Date of issue, renewal or guaranty of each security:

Date of issuance: December 8, 2004

6. If renewal of security, give date of original issue:

The Prior Bonds had an original issue date of July 1, 1993

7. Date of maturity of each security:

$20,000,000 Series 2004 due August 1, 2008
$20,000,000 Series 2004 due August 1, 2014

8. Name of the person to whom each security was issued, renewed or guaranteed:

The Refunding Bonds were issued through the Massachusetts Development Finance Agency and purchased by the underwriter, Lehman Brothers Inc., at 100% of the principal amount thereof for resale to the public.

9. Collateral given with each security, if any:

Not applicable.

10. Consideration received for each security:

The proceeds from issuance and sale of the Refunding Bonds was $40,000,000, applied as set forth in Item 11, below.

11. Application of proceeds of each security:

The proceeds from the issuance of the Refunding Bonds were used to refund existing tax-exempt debt as follows: On December 8, 2004, the Company defeased the Prior Bonds by depositing with the trustee for the Prior Bonds the proceeds of the Refunding Bonds issued on such date, together with premium and unpaid interest accrued on the Prior Bonds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of

(   )     a. the provisions contained in the first sentence of Section 6(b).

(   )      b. the provisions contained in the fourth sentence of Section 6(b).

( X )   c. the provisions contained in any rule of the Commission other than Rule U-48.

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

Not Applicable

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

Not Applicable

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.

Rule 52.

MASSACHUSETTS ELECTRIC COMPANY

By:   s/ Robert G. Seega
      Robert G. Seega
      Assistant Treasurer

Date: December 17, 2004